UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

(Amendment No. 1)

Vedanta Limited

(Name of Subject Company)

Vedanta Resources Limited

Twin Star Holdings Limited

Vedanta Holdings Mauritius Limited

Vedanta Holdings Mauritius II Limited

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Equity Shares, par value Re. 1 per equity share

(Title of Class of Securities)

92242Y100

(CUSIP Number of Class of Securities)

Vedanta Resources Limited

Attention: Mr. Deepak Kumar

30 Berkeley Square, 4th Floor,

London, W1J 6EX

United Kingdom

+44 20 7499 5900

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Rajiv Gupta

Paul Dudek

William Hackett

Latham & Watkins LLP

555 Eleventh St. NW

Washington, DC 20004

(202) 637-2200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$761,395,713.78	$83,068.27

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying (x) 234,837,442, the number of Equity Shares, par value Re. 1 per equity share, estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of March 8, 2021, by (y) the offer price of a price per share of INR 235 in cash. The exchange rate used to convert the transaction value in Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = INR 72.4811.

**	The amount of the filing fee equals $109.10 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $83,068.27	Filing Party: Vedanta Resources Limited
Form or Registration No.: Schedule TO	Date Filed: March 17, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Vedanta Resources Limited, pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the voluntary open offer by Vedanta Resources Limited, together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited (collectively, the “Acquirers”) to purchase for cash up to 651,000,000 Equity Shares, par value Re. 1 per share (“Equity Shares”) of Vedanta Limited (the “Target Company”), on the terms and subject to the conditions set forth in this Schedule TO and in the Letter of Offer, dated March 16, 2021 (the “Letter of Offer”) and the related Form of Acceptance-cum-Acknowledgement, copies of which are attached hereto as Exhibits (a)(l)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Letter of Offer was first mailed to holders of Equity Shares on March 17, 2021. This Amendment No. 1 is being filed by the Vedanta Resources Limited.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Letter of Offer, dated March 16, 2021

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement

(a)(1)(C)	Form of Letter to Shareholders

(a)(1)(D)	Form of Summary Advertisement

(a)(1)(E)	The Offer Opening Public Advertisement, issued by J.P. Morgan India Private Limited, the manager to the Open Offer, published on March 22, 2021

(a)(2)-(4)	Not applicable

(a)(5)(A)	Public Announcement (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on January 11, 2021 and incorporated herein by reference)

(a)(5)(B)	Detailed Public Statement (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on January 15, 2021 and incorporated herein by reference)

(a)(5)(C)	Draft Letter of Offer (filed as Exhibit 99.4 to Vedanta Limited’s Schedule TO-C filed on February 3, 2021 and incorporated herein by reference)

(a)(5)(D)	Corrigendum to Detailed Public Statement and the Draft Letter of Offer dated as of February 18, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on February 19, 2021 and incorporated herein by reference)

(a)(5)(E)	Press Release of Vedanta Resources Limited (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on March 16, 2021 and incorporated herein by reference)

(a)(5)(F)	Announcement cum Corrigendum to the Public Announcement, Detailed Public Statement and Draft Letter of Offer dated as of March 16, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on March 16, 2021 and incorporated herein by reference)

(a)(5)(G)	Corrigendum to the Public Announcement issued by J.P. Morgan India Private Limited, for and on behalf of Vedanta Resources Limited, together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, dated as of February 19, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Schedule TO-C filed on February 19, 2021 and incorporated herein by reference)

(b)(1)	Not applicable

(b)(2)	Not applicable

(c)	Not applicable

(d)(1)-(4)	Not applicable

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2021	VEDANTA RESOURCES LIMITED

	By:	/s/ Deepak Kumar
	Name:	Deepak Kumar
	Title:	Company Secretary

EXHIBIT INDEX

(a)(1)(A)	Letter of Offer, dated March 16, 2021

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement

(a)(1)(C)	Form of Letter to Shareholders

(a)(1)(D)	Form of Summary Advertisement

(a)(1)(E)	The Offer Opening Public Advertisement, issued by J.P. Morgan India Private Limited, the manager to the Open Offer, published on March 22, 2021

(a)(2)-(4)	Not applicable

(a)(5)(A)	Public Announcement (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on January 11, 2021 and incorporated herein by reference)

(a)(5)(B)	Detailed Public Statement (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on January 15, 2021 and incorporated herein by reference)

(a)(5)(C)	Draft Letter of Offer (filed as Exhibit 99.4 to Vedanta Limited’s Schedule TO-C filed on February 3, 2021 and incorporated herein by reference)

(a)(5)(D)	Corrigendum to Detailed Public Statement and the Draft Letter of Offer dated as of February 18, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on February 19, 2021 and incorporated herein by reference)

(a)(5)(E)	Press Release of Vedanta Resources Limited (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on March 16, 2021 and incorporated herein by reference)

(a)(5)(F)	Announcement cum Corrigendum to the Public Announcement, Detailed Public Statement and Draft Letter of Offer dated as of March 16, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on March 16, 2021 and incorporated herein by reference)

(a)(5)(G)	Corrigendum to the Public Announcement issued by J.P. Morgan India Private Limited, for and on behalf of Vedanta Resources Limited, together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, dated as of February 19, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Schedule TO-C filed on February 19, 2021 and incorporated herein by reference)

(b)(1)	Not applicable

(b)(2)	Not applicable

(c)	Not applicable

(d)(1)-(4)	Not applicable

(g)	Not applicable

(h)	Not applicable